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Family-friendlyCraft Beer
Rule G Brewing Company

Microbrewery and Tap Room

4800 W. Hillsboro Blvd.
Coconut Creek, FL 33073
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Rule G Brewing Company previously received $109,900 of investment through Mainvest.
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
Rule G Brewing Company is seeking investment to finish renovations.
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THE SPACE

Rule G will present a unique social environment for residents and visitors alike in Coconut Creek, Florida and surrounding communities. This railroad-themed, small batch brewery/family restaurant will feature a G-Scale train circling the ceiling of this establishment. This investment campaign will allow us to continue the build out for a targeted opening in 1stQTR 2023. Capital raised will be invested into making this a great community space for locals and visitors alike.

Established by the son of a railroader, grandson of a railroader, and who he himself, is a 3rd generation career railroader. Hence, the meaningful railroad theme
Family owned and operated
Easily accessible for anyone to enjoy
Rule G will be able to provide jobs and enhance the economic vitality of this area with these funds as well
Full restaurant! Dine in or take out! Families welcomed
Live Music including Open Mic Nights
Trivia and games. Join with your friends in some friendly competition while enjoying a flight of our beers
THE TEAM
Ralph E. Rapa, Psy.D.
Owner

Ralph E. Rapa, Psy.D.

An avid beer enthusiast and entrepreneur, Dr. Rapa is a native of Jeannette, PA. He graduated with a Bachelor of Science degree in business management from Saint Vincent College in Latrobe, PA. Dr. Rapa is a career railroader, and is currently employed as the Environmental Health and Safety Manager for Brightline Trains in Miami, FL. He is a certified locomotive engineer and passenger train conductor, in addition to his work in railroad management.

Dr. Rapa is a graduate of Albizu University in Miami, FL, holds a Master of Science, and Doctor of Psychology degrees in clinical psychology. He has worked with individual clients, couples and families in a variety of settings. He is an also an adjunct professor of psychology at Barry University, Miami Shores, FL.

Dr. Rapa excels at management and is a people person. He is highly respected and well liked by his peers. When you meet Ralph, he really makes you feel welcomed and like family. He knows good beer when he drinks it, and looks forward to crafting the best of beer with Rule G Brewing.

Finally, as a community oriented individual, Dr. Rapa looks forward to providing a safe and fun environment for all who enter. He believes in giving back and paying it forward as does his hand picked team of highly skilled and friendly professionals.

LOCATION

Rule G Brewing Company is poised to enter the market of microbreweries and tap rooms with solid market research, an excellent location, and a well-grounded business plan. Rule G will fill a gap in the local craft brew scene that currently lacks any local competition. In addition, the owner of the location have expressed their excitement at having a microbrewery on their premises, which will equate to increased traffic and business for the plaza as a whole. There is currently no immediate competition from other breweries, with the closest located 10 miles away. Coconut Creek is a busy and affluent area, and Rule G found a site that is well-trafficked and easily accessible. The owner always wanted to start such a venture, and now he is taking the leap!

There is currently no microbrewery in Coconut Creek to serve the 57,000+ population
An already customer base exists surrounding our location in an excellent shopping and other plaza centered area in Coconut Creek, Florida, and is adjoined by several restaurants and other businesses.
Coconut Creek in Broward County is part of the Miami-Fort Lauderdale-West Palm Beach, FL Metropolitan Statistical Area with a median age of 40.8 yrs old population
The surrounding community of individuals and families looking for a unique, safe, accessible place to dine and enjoy other events are who we will serve
Rule G Brewing Company is a local-first brewery which will concentrate on offering a variety of delicious, creative beers brewed on-site
The demand for locally produced, craft beer is on the increase in Florida, as well as the rest of the country
OUR STORY

Family-based team who truly enjoy seeking out craft brewers wherever they travel. Have dreamed of opening their own business in the craft brew industry, and after careful consideration, they are taking the leap.

The more the dream was pursued, the more doors began to open
Rule G Brewing Company will be operated by Dr. Rapa whose son, Cameron, will also be learning the ropes. The Rapa's will be supported by three other core team members who will help grow and evolve the brewing company into a successful mainstay in the community
All are ready, willing, and eager to take on this once in a lifetime opportunity to create a relaxing, social, and fun filled environment
As stated in an earlier update, the membership of SMART Local 33, the union for locomotive engineers and conductors for the local Tri-Rail commuter train service, are supporting us as well. We raise a glass to them and frankly, to ALL of you who are making this dream a reality
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PITCH DECK
Updates
APRIL 10TH, 2023
April 10 report to Investors

Hello Rule G Investors!

We are about 2 months from opening; we still have some punch list items as well as setting up the brewing system. We do plan a fourth and final raise here on Mainvest, and it should be active very shortly.

Please stay tuned for more updates. Thanks

Ralph and the Rule G Crew

APRIL 4TH, 2023
Painting and Flooring are Commencing!

We're so excited this has begun! Painting of the ceilings, duct work, and walls are complete. Photos really don't reflect how lovely the paint tones are. Flooring is happening fast. For the video tour of the construction, please visit our Facebook page at https://www.facebook.com/RuleGBrewingCo/ or Instagram at https://www.instagram.com/p/CqYx94UJlyK/

Thank you!! Ralph and Team https://www.rulegbrewingcompany.com/

MARCH 27TH, 2023
Rule G Brewing Supports Local Craft Brewer

Spreading the good news about Rule G Brewing Co wherever we go! Sat., Mar. 25, 2023, we toasted and supported our friends at Barrel of Monks Brewing on their business 8th yr Anniversary. A great time was had by all, including a couple of our investors who joined us! As you can see, my handsome son was in attendance (he's the tall, strapping young man in the other Rule G Official Logo'd Tee). Also in attendance, was our 15 yr old Chihuahua, the "Rule G Mascot", Charger. Not sure if he is an experienced beer drinker, but he's cute!

Soon, our merch will be available for purchase. More updates to come!

MARCH 21ST, 2023
Construction Still Continues, but We are Getting There!

More work is being accomplished. While we know it doesn't look like much, we have come a LONG WAY!! Power is being completed. Ceiling is being installed in the kitchen. Paint is happening. The freezer and refrigerator will soon be running so we can order the ingredients to get brewing.

Thank you for your patience with us. We created a couple of reels so you can see the live action: https://fb.watch/jpL5s_DKQI/ https://www.instagram.com/p/CqD7qk7pUva/

Here are a few photos from today's visit. As always, any questions you may have for us, please let us know! We thank you SO MUCH for all you have done to get us this far. We look forward to creating the returns on your investments. Ralph & Team

MARCH 1ST, 2023
Construction Progress

Drywall is being completed, the chillers are in, passing all inspections, and most importantly the sign is up!!

FEBRUARY 16TH, 2023
Construction Update!

Hello Everyone!

Again, thank you for helping us meet our financial goal for this campaign round. We are passing all the necessary inspections required for us to keep moving forward and opening this Spring 2023. Here are a few photos of the construction. We're getting walls! It's a huge step forward. All the HVAC has been run, electrical and plumbing are moving along too.

FEBRUARY 1ST, 2023
Rule G Brewing meets is goal of $50,000!!!!

Greetings all!

We have met our maximum goal of $50,000 for this round! Thanks to all of our investors! A special thank you to my good friend Victor Salemme for putting us over the top! Cheers to all; more updates to follow as we get closer to opening!

Ralph and Crew

JANUARY 28TH, 2023
Much Gratitude to All of our latest Investors!

ALL of you are making this happen. We're $8K from our goal, and from the time of this Mainvest campaign, ALL of you have been helping us near the finish line, but in our case...reach the end of the line (rail road pun :-)) Thank you to our latest investors in getting us this far. We're looking forward to earning the final $8K. Thank you for your belief in and support of our small business. ~ Ralph rulegbrewingcompany.com

Find us also on FB: RuleGBrewingCo, IG: rulegbrewingco, LinkedIn: rule-g-brewing-co, Twitter: RuleGBrewingCo, YouTube: @rulegbrewingco

Anton K

Chad A

Christene T

Cory L

Damon M

GTS Capital Holdings IRA LLC

Jacobey G

Jason S

JoAnne R

Juan Pablo S

Kendo&Kaichi LLC

Michael C

Michael G.

Patric W

Stephanie H

Tamaria L

Travis D

William T

JANUARY 25TH, 2023
It's Really Coming Together!

Thanks to all of YOU for investing, your interest, and continued support, things are really taking shape! We're looking to open Spring of 2023. Construction is moving along, we need to start brewing and testing, developing the menu, and begin looking at what events and live music we want to host.

We just wanted to touch base with all of you. Thank you to our GC, Dbuiltek (https://dbuiltek.com/) for this wonderful gift, your belief in our endeavor, and attention to detail. More news to come as everything evolves! Ralph & Crew

JANUARY 20TH, 2023
Thank you for today's investors!

Welcome Timothy M, John M, and my dear old friend Gary G to the Rule G Team! We appreciate your thoughtfulness and look forward to serving you!

Ralph and the Rule G Crew

JANUARY 19TH, 2023
Shout Out to Our Latest Investors

Many thanks to our newest investors supporting this endeavor. Thank you, thank you so much for believing in us! We appreciate your interest and support. Ralph & Team https://www.rulegbrewingcompany.com/

Adam V

Andrew S

Andrey F

April C

Daniel T

Erik H

Jonathan R

Jose H

Ken M

Kiran K

Kristoffer L

Lucas W

Mark R

Sidhant B

Whitley C

JANUARY 18TH, 2023
Our equipment has arrived!

Greetings all,

From the port of Savannah to our front door....our 4 by 10 barrel system has arrived after a long sea voyage. We are one step closer to opening; our GC is still working on plumbing and electrical. More to come!

Ralph and the Rule G Crew!

JANUARY 17TH, 2023
Q4 2022 Investors: Rule G Update

Hello Investors!

We are unloading our brewing system tomorrow, and hope to be open (soft opening) by the first week of March!

Stay tuned and let me know if you have any questions.

Thanks
Ralph and the Rule G Team

JANUARY 9TH, 2023
We're Getting Closer - THANKS to All of YOU!

Again, we are simply humbled by and grateful for the interest and investments in our budding craft brewery. Construction continues at a steady pace. Nearby businesses and people within the community are buzzing about this endeavor. We're excited and motivated to open!

With that, we THANK our most recent round of investors for your funding. Welcome to the brewing company! ~Ralph & Team
https://www.rulegbrewingcompany.com/

Andrew K

Bijan S

Brandon R

Brian R

Charles Von D

Craig B

Douglas B

Douglas R

Edwin B

Garrett K

Jason McV

Jason S

John H

Karrie McD

Michael F

Michael G

Michael McG

Michael S

Michael W

Rebecca S

Ross H

Russ R

Shaan S

Steven S

Tom T

Vivek R

JANUARY 2ND, 2023
Welcome and Appreciation!

To our latest group of amazing investors, THANK YOU! We're simply humbled and in awe of the great folks becoming a part of this enterprise, this growing family. We truly appreciate your investments and interest. Sincerest Regards, Ralf & Crew rulegbrewingcompany.com

Alexander P

Anthony W

Autumn D

Benjamin C

Brent H

Brent J

Corey V

Daniel M

Eric E

Erin P

Francisco V

Javier A

Jeffrey A

John M

Matt B

Matthew H

Matthew P

Matthew S

Megan H

Michael J

Paul B

Paul H

Rhiannon S

Russell B

Shawn J

Stephen W

Tony T

Tuejay R

William C

Zachary M

JANUARY 1ST, 2023
HOPPY New Year!

Wishing all of you a Happy and HOPPY New Year 🎉 🍻 THANK YOU AGAIN for your continued support. We're nearing our financial and construction goals. Our brewing equipment should arrive on or near January 23rd. It's because of the good and interested people like YOU that we are able to realize this dream...for all of us. Glad you are a part of this journey.

Warmest Regards

Ralph, Edward, Rex, Cameron, & Lisa #WeAreFloridaBeer #supportcraftbeer

DECEMBER 30TH, 2022
Taking requests....

Greetings all,

As you have seen, our equipment has come through the Panama Canal and will dock in Savannah, GA on the 14th. We anticipate delivery on the 23rd, followed by installation and...finally...brewing!

What say you, dear friends? We have some stock beers and recipes ready to go, but what might you be interested in seeing us brew?

Ralph

DECEMBER 29TH, 2022
Ahoy from the Hyundai Honour!

Our brewing equipment is making its way on the Hyundai Honour, now through the Panama Canal! We can't wait to welcome it when it arrives on or around the 4th week of January. We will post more updates on the construction of Rule G Brewing as well. We're humbled and grateful by everyone's investment and interest. THANK YOU!! Ralph & Mates rulegbrewingcompany.com

To follow the ship on its travels, please visit: https://www.vesselfinder.com/?imo=9473731

DECEMBER 25TH, 2022
A Message of Gratitude

We want to take a moment from our hectic business construction and preparation schedule to wish ALL OF YOU a very Happy Holiday Season, whether you celebrate Christmas or other special tradition and to THANK YOU for joining us in this exciting endeavor. WE APPRECIATE YOU and your confidence in us.

We'll also be posting photos of the progress of the build out and the anticipated grand opening in mid - late first quarter 2023.

Finally, and most importantly, we wish for you and your families much Joy of the Season to be with you always.

Warmest Regards,

Ralph, Cameron, Edward, Rex, & Lisa

rulegbrewingcompany.com

DECEMBER 24TH, 2022
Words of Thanks

We like to express our sincerest thanks to those investors coming aboard our team through this investment campaign. Thank you to our recent supporters:

Will S.

Arianna D.

Timothy C.

Richard K.

Scott K.

Kristian H.

Robert M.

Phil V.

Richard V.

Best,

Ralph & the Rule G Team

rulegbrewingcompany.com

DECEMBER 23RD, 2022

Hyundai Honour off the coast of Baja California!

Greetings troops,

She is making 18 knots through the Eastern Pacific! We wish all of you the best for the Holidays and a Happy and Healthy 2023!

Ralph and the crew

DECEMBER 19TH, 2022
Avast there maties! Rule G is at sea!

https://www.vesselfinder.com/?imo=9473731

Ahoy Rule G crew! Behold, the good ship Hyundai Honour. Our brewing equipment is on it, and headed to Savannah, GA. She will pass through the Panama Canal on 12/29 around 2 am, and will land in Savannah on January 14. Our equipment will then travel by truck to Rule G for installation! You can use the link above to track the location of the Hyundai Honour. She was last off the coast of northern Japan.

DECEMBER 18TH, 2022
Welcoming More Wonderful Investors to the Team

Thank you for your support and investment. We truly appreciate your recognition of our efforts:

Anton K

Jim B

Dave R

We look forward to the launch in early 2023.

Best Regards,

Ralph & the Rule G Team

DECEMBER 16TH, 2022
Thank You for Coming Aboard!

We just wanted to take time out of our day to thank our most recent investors for becoming a part of the Rule G Brewing Co team:

Phil V

Patrick M

William K

Jesus Y

Paul B

Colin V

We sincerely appreciate your interest along with your investment. You are helping us as well as yourself, realize a phenomenal dream.

Sincerely,

Ralph & Tean

DECEMBER 14TH, 2022
And let's not forget....

Mark D! Welcome to the Rule G Family!!

DECEMBER 14TH, 2022

Kudos to our latest investors!

Hats off to our newest Rule G Investors!

John S.

Rick W.

James B.

Russell M.

Macieg G.

Jonathan D.

Welcome to the Rule G Family!

Ralph and Team!

DECEMBER 8TH, 2022
Latest MAINVEST Campaign is now LIVE!

Greetings all!

As mentioned previously, our new campaign with MAINVEST is now alive and kicking! If you know of anyone who might be interested in coming along for the journey, or perhaps you are interested in increasing your original investment...now is the time. Please see our MAINVEST page, which links to a YouTube video about Rule G Brewing Company.

Brewing equipment arrives the second week of January!

Cheers,

Ralph

NOVEMBER 30TH, 2022
Rule G's Brewing Equipment enroute!

Hello everyone, and Happy Belated Thanksgiving! We at Rule G are thankful to all of you for your interest and investment in our dream! Latest from the flight deck: our plumbing work is scheduled to be completed in the next week, and our brewing equipment is expected to be delivered on January 11 and installed soon after. We had to make some unforeseen changes to the fire sprinkler system, and that stopped work for a few days but we are back on track.

We are currently in the process of kicking off another round of crowdfunding investments here on Mainvest, and we hope to have this ready to go by next week. I will send out an update to inform you all. If you know of anyone who wants in on the Rule G action, this will probably be the last time. If you haven't invested yet, or if you would like to increase your investment, you will have the opportunity shortly!

Thanks again for your support; stay tuned...and thirsty!

Ralph and the Rule G Team!

NOVEMBER 15TH, 2022
Meet the entire Rule G Team!

From left to right: Lisa Henrie: HR/PR/Marketing Manager; Rex Reed: Brewing Manager; Ed Reardon III, Operations Manager; Cameron Rapa, Operations/Brewing Assistant; Ralph E. Rapa, Owner and President.

NOVEMBER 15TH, 2022
Introducing Ed Reardon III, Rule G's Operations Manager!

Greetings all,

Please join me in welcoming Ed Reardon III, our Operations Manager! Ed is a Massachusetts native who has been setting up and running bars and

restaurants in South Florida for the last decade. He is also a railroader, having served as a brakeman for Guilford Railroad in Mass. His father and brother are also railroaders...and beer drinkers! Ed will be in charge of bar and restaurant operations, and is one of the nicest guys I know. Come on in, Ed will make you feel welcome

NOVEMBER 4TH, 2022
November 4 Buildout Update!!

Greetings all!

We are moving and shaking at Rule G. See the attached photos and compare them with those taken back in September of last year, when we first acquired the location. See my update from the same day in this chain of updates.

Demolition is complete, the ceiling is removed to the bare bones, and the center office area is removed. The bar area is already framed out, as is the kitchen and brewing area, as well as the cold storage. Excavation for plumbing is evident, and underway.

Stay tuned! More to come!

Ralph

OCTOBER 25TH, 2022
Demo-Day Plus 8!

Greetings all,

Well, if you scroll down to the September 4, 2021 Update, you will see what we used to look like! Now, it is an empty shell, ceilings and walls removed, ready for installation of equipment. As mentioned before, our walk-in refrigeration is already on site, and we will be installing a new set of double doors on the front of the building.

In addition, the faux-wooden floor has been pulled up completely, leaving just the concrete. We plan to start the plumbing and electrical work very shortly. If you are in the area, you can stop by and peek in the windows!

More info coming shortly, thanks
Ralph

OCTOBER 11TH, 2022
Demolition starts 10/17!

Here we go folks, finally!

I had a final notice to proceed meeting with DBuiltek, our architectural and build out firm, and we are starting the demo on Monday, 10/17! We are aiming to have the brewing system delivered and on site by the first week of December. Yes, this pushes back the opening date, but Rome was not built in a day...good things come for those who wait!

DBuiltek will video the demo and stages of construction, and I will share that on our website.

As a reminder, I will be starting another campaign here on Mainvest in the next couple of weeks. If you know of anyone else who is interested in investing, or you are inclined to invest a little more, you will have your chance.

Stay tuned folks, and thanks for your support!

Ralph

OCTOBER 1ST, 2022
Ralph E. Rapa, Owner

Greetings all! It is October 1 and marks the beginning of our buildout...finally! I managed to raise additional funds over the last several months, and now we have about $425K wrapped up in the project. Our architectural team will start demolition this week, and you will be seeing more frequent updates with photos as the build out progresses.

Rule G had its first full team meeting yesterday, which included myself, Lisa, Rex, Cameron and Ed. Ed Reardon III is our Operations Manager, and a photo/bio will follow. A marketing campaign, and an additional round of crowdfunding is coming in the next few weeks. If you know of anyone interested in becoming a part of Rule G, you will have your chance shortly!

We hope to be open (soft opening) by the year's end. Stay tuned! Thanks for your support!

Ralph

SEPTEMBER 20TH, 2022
September Update!

Greetings all Rule G investors and followers,

Here is our latest update. Everything is set to start the build out. I am making the final arrangements for gaining the last bit of financing that I need in order to afford the plumbing and electrical work, as well as demolition. If all goes well, I will have the funds ready this week. Yes, we are a little behind schedule, but are still ready to move once this last piece is in place.

Since the last update, our new Facebook and Twitter fronts are up, running, and receiving a good deal of attention. I have also closed a deal with Touch Bistro, who will provide our POS services. I also had the local Faith Farm Ministry come to clear out all the furniture and items that we do not need...that were left by the previous owner. We plan on doing a LOT of community outreach once we are up and running.

Still aiming to be open by year's end, God willing, and the water doesn't rise! Stay tuned. Feel free to contact me directly with questions.

Thanks!
Ralph

AUGUST 4TH, 2022
August 4 update! Welcome to Lisa Henrie

Greetings Rule G fans and investors! Update from the flight deck: lots going on! First, I would like to welcome Lisa Henrie to the team. See a photo of the lovely Lisa below. She will be handling HR, marketing and social media. She recently re-did our Facebook page, and is in the process of upgrading our website, which is:

RuleGBrewingCompany.com.

The rollout for the new-look website is right around the corner. We are glad to have her on the team!

All of our permits are in place, and we have ordered our walk-in coolers and tap system. Also working on point-of-sale and cable services. We plan to have at least one, possibly two coin-op pool tables; I am currently working on that. We also have a few surprises up our sleeves to add to the fun! Stay tuned for our next update. As usual, you can always reach me for questions,

Thanks,
Ralph

JULY 1ST, 2022
Second Quarter Update from Rule G

Greetings all,

As mentioned in the individual messages sent to each of you, we finally have the permit situation sorted out, and are about to begin the buildout. I hope to have the brewing equipment in place in time for an October/November soft opening, followed by a Grand Opening. I will keep you all posted! Thanks for your support; have a great Fourth of July!

Ralph

JUNE 28TH, 2022
June 28 Update!

Hello investors and Rule G fans!

We had our kickoff meeting for the buildout this past Friday, and we plan to start interior demolition in the next 2 weeks. It has taken some time, as you well know if you follow us, to get things squared away with the City of Coconut Creek. Onward!

For those of you who are interested in investing with us, but haven't yet, check out our website at RuleGBrewingCompany.com for more details.

Photos of progress to come! Thanks

Ralph

MAY 31ST, 2022
End of May Update! Great news!

Greetings Rule G fans and investors!

Finally, we have received the news we have been waiting for: we have all of our approvals for the permits from Coconut Creek! I will be signing the final contracts, and then on to demo and build out!

Also good news: our landlord, Phillips Edison Company, will be fronting the over $50K needed for a third HVAC unit for the property. This will assist us in not having to front the money ourselves. Still on track for a Fall opening. Stay tuned! Thanks,

Ralph

MAY 7TH, 2022
Rule G May Q1 Report, 2022

Greetings all,

We expect to begin our build-out in earnest by the end of May, and are aiming for an October-November opening. Thanks again for your support!

Ralph

MAY 6TH, 2022
Less than 24 hours left in our round with Mainvest!

Greetings everyone! We have about 16 hours (as of 730 am Eastern) for this current round with Mainvest! Thanks so much to everyone who has invested, in either round. Thus far, we have raised almost $60,000, which will go toward our build-out!

We are one small step away from having our permits approved by the City of Coconut Creek. I had a meeting with our architectural team, DBuiltek, and the owners of the plaza we are in, Phillips Edison (PECO). PECO is going to assist us in pushing through these final comments, and we hope to have that locked down ASAP. I will send out a special update once that occurs.

Thanks again everyone, stay tuned!

Ralph

MAY 2ND, 2022
4 Days Left in Mainvest Campaign!

Greetings Rule G fans! For those of you still considering an investment, there are 4 days left in the campaign. Thanks to all of you who have invested in us! Cheers!

Ralph

APRIL 30TH, 2022
April 30 update!

Greetings all!

We have 6 days left in our second, and last round of investment opportunities on Mainvest...if you know of someone who is interested, or you haven't taken the leap yet, there is just a little time remaining!

Updates from the build out. We hope to finally have the permitting done with the City of Coconut Creek this week. We have had to answer a bunch of engineering questions; DBuiltek, the company handling the complete project has been doing a fantastic job, and we are all ready to get this underway. We are still looking at an October opening, all things remaining equal.

More to come! Thanks to all,

Ralph

APRIL 16TH, 2022
Rule G reaches $10,000 for the current round at Mainvest! 20 days left to invest!

Thanks to everyone who has invested so far in Rule G Brewing Company, and a special tip of the hat to those who invested in this most recent round! There are still 20 days left in the offering, where you can earn 1.5 times the amount invested. Let's see if we can double the amount!

Thanks again to everyone!

Ralph

APRIL 16TH, 2022
Happy Passover and Easter Rule G Fans!

Greetings all,

Blessings and peace to you and your families this Season! We keep moving along, and are only $200 away from our minimum goal of $10,000 for the current offering from Mainvest! Anybody watching want to play Easter Bunny and put us over the top?

More to come, take care,

Ralph

APRIL 7TH, 2022
Thursday 4/7 Update!

Greetings Rule G Family!

We received more good news yesterday! Our landlord is going to front the money needed for the third HVAC unit needed for the buildout. This is almost $50K that I don't have to front, and that can be moved immediately to other build out expenses. In addition to the funds that I put down last week for kitchen equipment, to the tune of $50K, I just plinked down another $30K for procurement of other necessary materials. We continue to make progress!

In addition to Mainvest, I have been actively seeking other funding that will pay for the project. Tell your friends about this current offering on Mainvest, that only has 29 more days left for investing. We only need $3,800 to meet our goal this time, and the return is 1.5 times the money invested.

More to come!

Ralph

APRIL 1ST, 2022
April 1 Update!

No fooling here folks....we are on the move! I just put a down payment of $50K for kitchen equipment and walk in coolers today. We are blessed with an architectural firm, DBuiltek of Miami, FL, who handles the complete management of the project. They take care of gathering bids on all of the necessary equipment and labor. Check them out at DBuiltek.com if you'd like to see their portfolio.

We are still waiting on the final approval from the City of Coconut Creek to begin the demolition of the current interior; this should occur in the next week or so...all things remaining equal.

Thanks to all of our investors, new and old! Stay tuned,

Ralph

MARCH 26TH, 2022
March 26 Update!

Greetings all,

Rule G had its first round of inspections with the State of FL, given our recently-granted beer/wine license. No exceptions taken; they will be back once the brewing system is installed. I am currently working on updating the website, and working a social media expert on launching our marketing campaign. Again, we should have our permits from the City of Coconut Creek in the very near future; all of the work has been done on my part...just waiting for the local government, whose wheels grind slowly...yet exceedingly fine!

We still have 41 days left on the current fundraising round here on Mainvest. We are looking for another $6500 to reach our goal...pass it on!

More to come, thanks
Ralph

MARCH 19TH, 2022
March 19 Update!

Greetings all,

This is the last update of Winter....hopefully you are ready for Spring. It is HOT here in FL! Time for a cold one....or at least an update about cold ones!

News Flash!: Rule G has been granted its alcohol licenses! This was confirmed yesterday, and restaurant license will follow shortly. Also, I completed a final step with our architects, DBuiltek, and the City of Coconut Creek to have our permits finalized. I want to begin the buildout no later than mid April. According to DBuiltek, we would be looking now at an October opening.

Our second round with Mainvest is a week old; thanks to those of you who have invested so far! If you are on the fence, hop over! Join the only microbrewery-restaurant in Coconut Creek FL, serving Coconut Creek, Parkland, Deerfield Beach, Coral Springs, Margate, and all points! All aboard!

Thanks
Ralph

MARCH 11TH, 2022
March 11 update from Rule G

Greetings all!

Just a quick hello and update. According to DBuiltek, our architectural team, we anticipate the approval of permitting for the build-out by March 18. This would be the necessary authorization from the City of Coconut Creek prior to work commencing.

As for a projected opening date, due to the curves that the world has been throwing at everyone lately, we are looking at October...in time for an Oktoberfest! Again, all things remaining equal.

We had a Zoom meeting with Brian Watson, Brewmaster...live from New Zealand! Brian was a master brewer for Heineken, and is giving us a hand with recipes. Rex Reed, our brewing manager, will be introducing his take on a hoppy porter! More to come...don't want to let the cat out of the bag too soon.

As you know, we have started another round of fund-raising here at Mainvest; tell your friends and family! This one is for the build-out; as you well know, the cost of everything has gone up recently. We thank all of you who have recently invested!

Stay tuned for another update. Happy St. Patrick's Day in the meantime!

Ralph

MARCH 4TH, 2022
Rule G Starts a Second Fund-Raising Campaign with Mainvest!

Greetings all,

For those of you who missed out on the last campaign, or who would like to refer friends and family for a piece of the Rule G pie, now is your chance! I opened a second round of fund-raising here on Mainvest; these funds will assist with the completion of the build-out. Feel free to contact me with questions! Check us out at RuleGBrewingCompany.com.

Cheers!

Ralph

FEBRUARY 21ST, 2022
Presidents' Day Update from Rule G!

Greetings all!

Here is a quick progress update. My sons and I picked up about 60 kegs from Due South Brewing, which we recently purchased. My garage is quickly filling up with equipment, including the glycol chiller, which arrived just after the New Year. I also met with the architects this past Friday to discuss figures and the bottom line for the buildout, as well as progress with obtaining permits from the City of Coconut Creek. I am happy say that this is progressing well despite the curveballs!

I am looking at starting another round of fund-raising here through Mainvest to cover the costs of the build-out, which will eventually be reimbursed to Rule G by the owner of our building.

Stay tuned and spread the word to anyone who wants to get in on the action! More to come, thanks
Ralph

FEBRUARY 3RD, 2022
More good news!

Greetings Rule G'ers!

The Feds have approved our food service application, so we are now a restaurant as well! More to follow!

Ralph

FEBRUARY 1ST, 2022
February 1 Update for Rule G! Great news!

Greetings all!

Forgive the delay in getting this out to you; in addition to my being sick over the Holidays, most of my family was as well. Thank God we are finally over that!

Great news! I have just received word from our corporate attorney that the Federal Brewer's Notice for Rule G Brewing Company has been approved! We are officially a brewery! Finally, all of the paperwork is falling into place.

In addition, we have submitted the state brewery and retail alcohol license applications to The City of Coconut Creek Zoning on January 20th and they said they are still processing the applications. More on this as it develops.

Our team has a meeting with our brewmaster on recipes next week, so if you have any suggestions, fire away!

I also just purchased about 60 new, empty kegs from a local firm, and will have them delivered to our storage shortly. Actually, it is just my garage until we get the permits from the city! We are moving and shaking, and expect the brewing equipment to be on site by the end of March. Tentative opening date May 1.

Stay tuned!

Thanks
Ralph

JANUARY 1ST, 2022
End of Year Report!

Greetings all, and Happy New Year!

I hope you have had fun with those you love over the Holidays! I wish you and yours all the best for 2022. Rule G is waiting to hear back from the City of Coconut Creek regarding our building plans, and we have received favorable consideration from Broward County. DBuiltek has applied for a demolition permit, so we can start the build-out in earnest.

I expect our brewing equipment to arrive in mid-February, so stay tuned! Thanks again for your support! If you have not seen our new website, check out RuleGBrewingCompany.com.

Thanks!
Ralph

DECEMBER 15TH, 2021
December 15 Update!

Greetings Rule G Fans, here is the update from the Engineer's Seat:

Our architect, DBuiltek, is finalizing its package to present to the City of Coconut Creek for approval.

All the licensing paperwork is in; just playing the waiting game...

Our temporary insurance is bonded and in place.

I did our first report to SBA for the grant we received; I do not plan on spending money from that pool until the buildout.

Our revamped website is up!! RuleGBrewingCompany.com

The glycol chiller for our brewing system has arrived, and is resting comfortably in my garage until it is installed on the roof of our location.

I wish all of you the Happiest of Holidays, which ever one's you celebrate, and a Happy and Prosperous New Year...for all of us! More to come, thanks

Ralph

DECEMBER 1ST, 2021
December 1 Update!

Good morning everyone, and Happy Holidays! Forgive the delay in getting out an update for you; frankly, we are playing the waiting game on the licenses and permits at this point. The latest, good, news is that our equipment is beginning to arrive. We just received our glycol chiller for our brewing system, and expect the system itself to be shipped within the next couple of weeks. We had been held up due to the "supply chain crisis"....getting a container to ship the system in. Things are moving again, thanks be to God!

More soon....things are finally moving into the build-out phase. Thanks,

Ralph

OCTOBER 27TH, 2021
October 27 update!!! Architects renderings!!! WOW...take a look!!!

Greetings investors and Rule G fans! We are on the move at our new location in Coconut Creek! Here are a few architect's renderings to get your mouth watering! More to come!

OCTOBER 14TH, 2021
RULE G New Logo...courtesy of Lee Ian Taylor! Update to follow

OCTOBER 1ST, 2021
Latest Rule G Investor Update, 10/1/21

Greetings all,

As you can see from our normal updates, we are on the move with regard to licensing, lease, build-out and brewing equipment. We have learned that our brewing equipment will ship in mid-October (thank you Covid-19), and is due to arrive in mid-late-November. We anticipate a soft opening by the end of the year, all things remaining equal. Feel free to fire away with questions!

Thanks,

Ralph

SEPTEMBER 24TH, 2021
September 24 Update!

Greetings all!

Our architects are now in tandem with the manufacturer of our brewing equipment, and the plans/permitting phase of our build-out has begun in earnest. This AWESOME new space in nearby Coconut Creek will afford us enough area for a central bar, as well as a private party room and lots of lounge and table space. I have been gathering up items from my railroad collection for decorating, as well as some awesome prints and signs. The previous owner left us a LOT of furniture that we can use, along with several big screen TVs and a projector/big screen for the big games!

Our equipment should be ready to ship very soon. The shipping container crisis is gradually letting up. More info to come. Cheers!

Ralph

SEPTEMBER 14TH, 2021
September 14 Update for Rule G

Greetings all,

We are progressing! DBuiltek of Miami, our architect and contractor team, is in the process of finalizing their proposal to Rule G for the design and build out. I have completed the paperwork for our Federal and State licenses, and the applications are in process.

Our brewing equipment will be delayed now several weeks, into October, due to a shortage of shipping containers. Apparently, this shortage is affecting shipping in many countries...so we will have to play along until we can secure a container. This will push back our opening date by a month...so looking now for November/December...in time for the Holidays, all things remaining equal.

Stay tuned friends, and thanks for your support!

Ralph

SEPTEMBER 4TH, 2021
Photos of the new Rule G site, pre-build out!!!

Here we go folks! I met with the architect today, and we have a lot to work with. The area is 2800 sq. ft., with a dining area, kitchen, center office (that will be demolished for a central bar), and a private party room! More photos to come. I will continue to update you; we may have to push our opening into November due to delays with Parkland. We are MUCH happier with our Coconut Creek location! Stay tuned!

Ralph

AUGUST 28TH, 2021
OK! Finally!!!

Greetings investors and Rule G supporters! I have FINALLY signed a lease for a new location in Coconut Creek. The address is 4800 W. Hillsboro Blvd. Suite A12-13, Coconut Creek FL, 33073. This is a 2800+ square foot facility, and if you are familiar with the area, it is in Westcreek Plaza, the same plaza as Duffy's and Publix.

The team is VERY excited! Hats off to our realtors, Shary Thur and Peter Obre who secured us the deal of the century! The plaza owner is giving us $159,000 for the build-out! That doubles our 'war chest'!!! God is good. Now, DBuiltek of Miami has a free reign to start the design and building process.

Stay tuned! Brewing equipment arrives next month!

Ralph

AUGUST 10TH, 2021
August 10 Update

Greetings patient Rule G fans! I hope to have a lease signed on the new place within the next week. I had better...the brewing equipment arrives in September! Once the lease is signed, it is full speed ahead with licenses, build-out, etc. Still aiming for late October...

Stay tuned!
Ralph

JULY 26TH, 2021
New Property Update for Rule G Brewing!

Greetings all,

We have found what I hope to be the landing zone for Rule G Brewing Company. We are currently working with the City of Coconut Creek to obtain permission to occupy a 2500 sq. ft. property that is ready for build-out...a completely clean slate! As mentioned in previous updates, everything else is ready to go...just need to find a place to land.

This location, for you locals, is in the West Creek shopping plaza, where the Duffy's is on Lyons and Hillsboro. It is only 1.3 miles from our planned original location, and is still right in the middle of our target market. If this goes through, the owner has agree to assist with funding the build-out! Keep you fingers crossed, say a prayer, and hang on!

More to follow, thanks

Ralph

JULY 12TH, 2021
Property update: Rule G Brewing Company

Greetings all,

Well, after 3 months of sparring with the City of Parkland, and the City Commission, it has become clear that the original planned location is no longer feasible. This is disappointing, especially since we had so much support from the City in the beginning. Apparently, the City is very tight about the type of businesses it is willing to accept, since we adjoin a residential area.

Do not despair; I am currently looking another...better...location within the Coral Springs/Coconut Creek area. This will still be very close to Parkland, only a mile or two down the road. With our equipment coming in September, I am still planning to open as close to October as possible. Stay tuned!

Thanks
Ralph

JULY 7TH, 2021
President/Owner

Greetings investors, as you know, we are still in the process of finalizing our permitting through the City of Parkland before proceeding with the build out. Our equipment arrives in September; should Parkland doddle, we will push out the opening to November. More to follow.

Thanks

Ralph

JUNE 30TH, 2021
June 30 Update

Greetings all,

Just a quick update; this is the calm week before a flurry of activity after the Fourth of July. From that point on, it will be 0-60 in 3 seconds, beginning with our final application to the City of Parkland for our business permit. Then DBuiltek, our architect, steps in for the build out.

Stay tuned, more to come,

Ralph

JUNE 23RD, 2021
June 23rd Update!

Hello investors and followers of Rule G Brewing!

We will be looking over one last proposal for an architect for the build out this coming Friday morning; the company is called DBuiltek, and they are located in Miami for those of you who wish to view their portfolio. Parkland City Commission will have a final meeting on July 7 to adopt the new changes in their code, allowing us to brew on site. After that, we can make a formal application to the planning department and move on to our own

plans and build-out.

We continue with bi-weekly meetings with the manufacturer of our brewing equipment; everything is on schedule with them.

Stay tuned folks!

Thanks,

Ralph

JUNE 16TH, 2021
Thanks everyone! We raised $45,000!

Greetings all,

Thanks to you, our next stop is the build out! We have engaged the firm DBuiltek from Miami; they have built out several restaurants in the Coral Springs/Parkland area.

Updates to continue as we move along. Stay tuned, and thanks again!

Ralph and Veronica

JUNE 15TH, 2021
3 hours to go!

Greetings all of you "watchers"! Now is your last chance to get on the Rule G train! Again, we appreciate all of you who have participated in the campaign!

Thanks,

Ralph and Veronica

JUNE 14TH, 2021
Our funding campaign ends tomorrow!

Greetings all,

Just over 24 hours left in our Mainvest funding campaign. We appreciate all of you who have invested to this point, and we encourage those of you who are still interested in investing to do so while there is still time.

Thanks again to all of you! I will continue updates as we progress!

Ralph and Veronica

JUNE 13TH, 2021
Less than 3 days left in our fundraising campaign!

Greetings all and thank you to all of our investors! Our time on Mainvest is winding down quickly; we wrap up on Tuesday the 15th. If you are still following us, but haven't invested yet, we invite you to join us! Special thanks to Aaron Bowman and my good friend & railroad buddy Rob Calderon for their investments. Awesome!

Rounding the bend is Rule G Brewing...all aboard!

Ralph and Veronica

JUNE 9TH, 2021
Only 6 days left in our campaign!

Greetings all,

We are moving along with the business; our next step is finalizing building-out plans and permits, and then comes the build-out itself. It has been

very exciting to see Rule G come together; thanks for everyone's support!

If you are still considering investing with us, you have 6 more days to do so. After that, our campaign with Mainvest will end. Don't miss out on a great opportunity! More to come, thanks

Ralph and Veronica

JUNE 4TH, 2021
Another progress update on Rule G!

Hello followers, investors and future patrons of Rule G Brewing Company!

Here's an update. We have several architects working on bids for our build out, which we would like to begin by the end of June. We are also working on the necessary licenses, insurance and permits. There are only 11 days left in our funding campaign through MAINVEST, so if you are interested in becoming a part of the dream, now is your chance! Our MAINVEST account stands at $40,700, just shy of our overall goal of $50,000.

We have conference calls every two weeks with the manufacturer of our brewing equipment, which we are planning to receive in September. We have ordered a 4 by 10 barrel system that should meet the needs and demands of thirsty patrons. Stay tuned! We are still aiming at an opening in October!

Thanks from Ralph and Veronica!

JUNE 1ST, 2021
2 weeks to go with our MAINVEST campaign! June 1 update

Greetings all!

With two weeks left in our fundraising campaign, we have a total of $39, 000...fantastic! We are hoping to reach a few more investors before this ends, and would LOVE to top $50,000. This money will greatly assist the business!

Our financial position is excellent, and have put together quite a war chest...thanks be to God for His assistance! We are ready to begin the build out. We met with one architect last Friday (before the Holiday), and we plan to get quotes from at least two more.

We are still on track for an October opening, all things remaining equal. As this campaign winds down, now is the time to jump on board if you haven't yet! Again, thanks to everyone for their support. More to come!

Veronica and Ralph

MAY 26TH, 2021
Rule G tops $35,000 in funds! Challenge to those of you still watching!

Greetings all!

It is FANTASTIC news that we have topped our initial goal line of $35,000! Now, Veronica and I don't have to sell our kidneys, or kids. We still could use more funds for the build-out, so if you are still watching and haven't committed yet, please do so! MAINVEST has a contest going on this weekend, with funding prizes for those businesses that receive the most investments over the Memorial Day Weekend.

Veronica and I plan a little thank you for all of our investors; we will set up some kind of arrange so that everyone who invests has a gift from us once we are up and running. More on that when we figure it out!

For those of you in the local area of Coral Springs, Parkland, Coconut Creek, Boca Raton, Margate and Deerfield Beach, remember....this will be YOUR PLACE TO BE! Join us!

Thanks,

Ralph and Veronica

MAY 25TH, 2021
Here is Rex Reed...Rule G's Brewing Manager....couldn't post photo before!

MAY 25TH, 2021
Memorial Day Investor Contest!

Greetings all,

MAINVEST has a contest going on that will award funds to those businesses that earn the most investments over the Memorial Day Weekend! If you are still on the fence, why not jump over and join us!

Thanks

Ralph and Veronica

MAY 24TH, 2021
Meet Rex Reed, Rule G Brewing Company's Brewing Manager

Introducing a key member of the Rule G Team! Rex Reed is a native of Houston, Texas, and has been a locomotive engineer for almost 20 years. He was previously a freight "hogger" for the Union Pacific in Kansas City, Missouri, and is now with Tri-Rail.

Rex is an experienced hobby brewer, having built his first home brewery in his Brookside, Missouri, basement some 11 years ago. He enjoyed brewing a wide variety of beers that correlate with the different seasons that Missouri had to offer. He brings his expertise to the Florida market, and the tastes of the locals!

Rex also loves water sports, motorcycles, and yachting. In fact, upon moving to Florida, he spent his first 5 years living on his boat, cruising between Florida and the Bahamas.

Rex is excited to join the team at Rule G Brewing and continue his passion for making great beer! Photo to follow shortly, stay tuned!

Ralph and Veronica

MAY 21ST, 2021
Note to our earlier investors! Please re-confirm your investment! Read below!

Greetings all,

As we have extended our fund-raising campaign into mid-June, MAINVEST sent an email to all of our investors to reconfirm their investment. Most of you have, some of you have not. Please so so at your earliest convenience! Thanks again for your support!

Ralph and Veronica

MAY 19TH, 2021
Rule G Update: Wednesday, May 19

Greetings all!

A special note of thanks to Prince and Melissa Donnahoe, whose investment put us half way to our goal of $50,000! We really appreciate it, and can't wait to lift a beer in your honor! We are now only $3,800 from our "drop dead line" with Mainvest; that is, we need to make it to $35,000 to make it count...if we don't get there, everyone gets their money back, and Veronica and I will have to sell a kidney or two. Jump on folks if you are still interested; we are on the move!

I have a meeting with an architect next week to plan the build-out. As mentioned previously, the licensing and insurance paperwork is already underway.

Thanks again for your support!

Ralph and Veronica

MAY 11TH, 2021
Update from Rule G Brewing

Greetings all,

As you can see, we added a bit more time to our funding campaign. There are now 35 days left in this round.

We have forwarded our water results to the brewing equipment manufacturer, so they can adjust the filtration system. Our attorney is hard at work with the licensing; keep in mind that this is a 90 day process, all things remaining equal. We are working with an insurance agent in obtaining a

policy. Lastly, we have identified an architect who will work on our drawings for the buildout.

Stay tuned! Thanks again,

Ralph and Veronica

MAY 3RD, 2021
Investment offering in Rule G is winding down...

Greetings all,

Our investment offering is winding down, and we would like to reach out again in the final 9 days to those of you interested in the opportunity to be a part of Parkland's First and Only Microbrewery: Rule G Brewing Company. The funds that we would obtain from your investments will go for the building out of the property, which we anticipate to begin by June 1. If you are looking for a great site, great location, great demographics, look no further than Parkland, FL, and Rule G Brewing Company.

Thanks for your support!

Veronica and Ralph

APRIL 29TH, 2021
And now, licensing!

Greetings all,

Rule G has retained the Baker Law Firm of Wesley Chapel, FL (north of Tampa) to handle all of our licensing needs. Here is what we are applying for:

Beer/wine, including growlers.

Restaurant, and

Tobacco (we plan to sell cigars)

This is about a 3 month process, and it is finally underway. Next on the list: architectural drawings and permits. More as things develop.

If you haven't invested yet, we still have 13 days left in our campaign!

Thanks

Ralph and Veronica

APRIL 26TH, 2021
Success at Parkland Farmers Market Sunday, April 25

Good morning everyone,

We had a very good day at the Parkland Farmers Market yesterday! We had a LOT of people stop by. Quite a few knew about us already due to the ads that Mainvest is posting on Facebook and other social media, and everyone expressed their excitement about the project. We firmed up several investors as well!

We handed out train whistles and wind-up locomotives to the kids, and they went wild about them...almost as much as their parents who will now have a microbrewery they can walk to! The Mayor and Vice-Mayor were also there, and were happy to see our progress. Hats off to the Parkland City Government for being so accommodating to us!

Here are some photos.

More to come,

Veronica and Ralph

APRIL 22ND, 2021
Investors and Potential Investor Update: April 22

Hello again,

As you can tell, we have been moving a quick pace to get Rule G up and running. It's been exhilarating, perplexing, at times scary, and overall quite an experience! We appreciate those who have invested thus far, and encourage those of you who are considering investing to act now. Here is what we have done with our own funds to this point:

Secured a 5 year lease with Riverstone Shoppes in Parkland,

Have prepaid rent and security deposits down, and paid through November 1,

Ordered and placed the down payment on the SMARTBREW system, and

Engaged a lawyer to assist with all the licensing requirements.

The money raised through MAINVEST, that is, through your kindness, is dedicated to the following major capital costs:

Purchase of kitchen and sanitizing equipment,

Purchase of CO_2 system and walk in refrigerator,

Purchase and outfitting of tap system, and

General renovations and reconstruction at the site itself.

Your help is crucial...and it is mutually beneficial to you and to us. We anticipate success, but that success cannot be assured without investors like you. Join us, if you haven't yet, on this adventure, and potentially lucrative business!

Thanks, more to come!

Ralph and Veronica

APRIL 22ND, 2021
Brewing equipment ordered! Another milestone!

Greetings all,

Veronica and I are happy to announce that we have inked our contract for our brewing equipment! Again, we are investing in a SMARTBREW system; check out their website for details...it really is state of the art! After milling around different configurations, and taking ceiling height into consideration, we finally decided on a 4 by 6.5 barrel system. This model will produce 100 kegs per month, and have a smaller area footprint (150 rather than 180 square feet).

SMARTBREW has given us the good news that, due to the high demand for systems here in Florida, the lead time on getting the unit will be between 120 and 150 days, rather than a minimum of 160 days. All things remaining equal, we hope to have it delivered and set up by the end of September...in time for an October opening.

Stay tuned friends! If you need more info, feel free to drop us a line!

Thanks
Ralph and Veronica

APRIL 20TH, 2021
Rule G Brewing to attend business expo at Parkland Farmers Market Sunday, April 25

Greetings all,

Once again, thanks to those of you have invested, and those who are watching. If you are local, Veronica and I will be at the Farmers Market in Parkland (at the Equestrian Area) this coming Sunday, April 25 from 9 am to 1 pm. I ordered a bunch of train whistles to hand out to the kids...apologies in advance to the parents! I will post photos from that day; if you are in the area, stop by and say hello!

Ralph

APRIL 18TH, 2021
FINALLY! OUR LEASE IS SIGNED!

Hello investors and potential investors! Finally, we have inked a 5 year lease with Riverstone Shoppes Plaza, LLC, for Rule G Brewing Company's home base. Our business address will now be:

7391 N. State Road 7

Parkland, FL 33067

We get the keys tomorrow, Monday, April 19. Next Sunday, Veronica and I will be at the Parkland Farmer's Market, with our own tent, pitching (no pun intended) the business. Stay tuned for updates! We also expect to finalize the order of our brewing equipment this week as well.

Stay thirsty, my friends!

Ralph (and Vero)

APRIL 12TH, 2021
Rule G Marks 20% of its goal!

Thanks investors! We just reached $10K, which is 20% of our goal. Vero and I are so very grateful! More to come!

Ralph

APRIL 8TH, 2021
April 8 investor update

Greetings all! We continue to motor on in the mobilization phase of Rule G Brewing Company. We have finally hashed out the details of our lease agreement, and will be signing for a 5 year commitment within the next few days. The owner of Riverstone Shoppes here in Parkland is excited to have us...the ONLY microbrewery in Parkland! We have a fantastic 2200 square foot site, with outdoor seating in the front, and an area the size of a racquetball court out back...our beer garden!

As you know, we have chosen Smart Brew as our brewing equipment provider. We are currently working out financing the unit. One change: we are purchasing a 5 x 5 barrel unit, rather than the 3 x 10 barrel unit previously discussed...this will optimize our indoor space.

We have also inked a lawyer, who will assist in getting all of the necessary Federal and State licenses, including wine, beer, restaurant, and tobacco...we will offer cigars for our patrons!

More to come; join us on this venture!

Ralph and Veronica

APRIL 1ST, 2021
Rule G goes with SmartBrew!

Greetings all,

After careful deliberation, Rule G Brewing Company will be purchasing a 3 by 10 barrel brewing system from Smart Brew. Check out SmartBrew.com if you are interested in viewing their products. We will be placing the order shortly; we anticipate a 160 day lead time in having the unit onsite and ready for installation.

Investments keep coming in, now that folks realize we are for real! Thanks to all! Tell your friends!

More to come!

Ralph and Veronica

MARCH 29TH, 2021
Monday, March 29 Update

Greetings all,

Today, we had a very promising meeting with a potential investor, and contributor on the restaurant side of our business. He brings over 30 years of restaurant experience from his work in New York, and has recently located here to flee from the taxes that NY imposes on its resident! He is a

personal friend of the owner of the property we will be leasing, and there is a lot of good potential for collaboration. We are still looking at options for the brewing system: it is down to two suppliers.

There are still 44 days left in our funding campaign with MAINVEST. In addition to the war chest of funds that we have assembled personally, the funding from MAINVEST would be used for the prepping of the site, and installation of kitchen and brewing equipment. What a better way to invest your stimulus check or tax refund in a project that an yield you 1.7 times the investment amount. If you are still on the fence, now's your time! We are available for any questions.

Thanks, Ralph
MARCH 27TH, 2021
Investor, and potential investor Update, March 27

Greetings all!

Vero and I have managed to firm up commitments from another 10 investors, who will be submitting their investments with MAINVEST shortly. We still have another 46 days in the MAINVEST campaign. In the meantime, we have a war chest of about $100K that is liquid and ready to go, in addition to financing for the brewing system.

We have a meeting on Monday with the owner of the property we will be leasing, along with his friend who is a potential long-term investor! More on that come Monday.

Cheers!
Vero and Ralph

MARCH 20TH, 2021
Rule G finalizing brewing equipment purchase!

Greetings all,

Now that we have come to an agreement with the City of Parkland, Rule G is in the process of choosing its brewing system. We have been in discussions with both SmartBrew, and with Cellar Supply Company. Check them both out on the Web for more information. Our goal is to provide as may styles of beer within the space we have allotted for the machinery. We have 2200 square feet to work with, but we want to leave ample room for seating, the kitchen and bar, as well as any games we have on the inside.

Stay tuned!

Vero and Ralph

MARCH 18TH, 2021
Full service kitchen for Rule G!

Yes folks, we are now a restaurant-brew pub. We will have a nice, eclectic menu for all of our patrons. I'm half Polish, half Italian and the wife is Latin...we will keep it interesting!

More to come; will be having an architect scope out the build, and then sign the lease.

Stay tuned,

Ralph (and Vero)

MARCH 17TH, 2021
Photo of the future Rule G Beer Garden

The future beer garden....

MARCH 17TH, 2021
Parkland City gives a green light (clear signal!) to Rule G Brewing Company

Greetings all! We had a successful meeting with the Parkland City Commissioners, and I will be filing the zoning paperwork tomorrow. Attached are photos of the exterior of the future Rule G....look at the size of the back patio! The owner will clear that out for us, and in go the picnic tables and cornhole!

Stay tuned!

Vero and Ralph

MARCH 16TH, 2021
RandomPeople to play at Rule G Brewing Company

https://www.facebook.com/trixxieandaxxhole

Greetings all! Our friends at RandomPeople will be one of the live acts at Rule G Brewing Company! Follow them on Facebook!

Ralph

MARCH 15TH, 2021
Railroaders throw in their support for Rule G Brewing Company!

Another update folks! The membership of SMART Local 33, the union for locomotive engineers and conductors for the local Tri-Rail commuter train service, are backing us! The entire membership (over 100 strong) has been notified of our plans and investment offering, and we have already received investment commitments from several of their members.

In the future, we hope to host their union meetings.

Thanks!

Vero and Ralph

MARCH 15TH, 2021
Rule G meeting with Parkland City Commissioners to finalize plans

Greetings investors and potential investors!

Veronica and I will be meeting with the Parkland City Commissioners this coming Wednesday (St. Pats!) at 7 pm to finalize permitting plans. We will also have the owner of the plaza (Riverstone Shoppes) with us, who is our biggest advocate.

More to come!

Ralph

MARCH 11TH, 2021
Rule G's Website is up and running!

Greetings investors and potential investors! We just launched our website at:

rulegbrewingcompany.com

The site is still in its infancy, and much will be added as we begin renovation of the location, and add the brewing equipment. Stay tuned!

Also, we are officially a Florida LLC! Thanks

Veronica and Ralph

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Finish Buildout $23,312
Mainvest Compensation $1,688
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $864,000 $907,200 $952,560 $1,000,188 $1,050,197
Cost of Goods Sold $172,000 $180,600 $189,630 $199,111 $209,066
Gross Profit $692,000 $726,600 $762,930 $801,077 $841,131

EXPENSES

Rent $216 $221 $226 $231 $236
Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $192,000 $201,600 $211,680 $222,264 $233,377
Insurance $6,000 $6,150 $6,303 $6,460 $6,621
Equipment Lease $23,640 $24,231 $24,836 $25,456 $26,092
Operating Profit $458,144 $482,098 $507,278 $533,744 $561,560

This information is provided by Rule G Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Offering Memorandum
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $25,000
Maximum Raise $60,000
Amount Invested $0
Investors 0
Investment Round Ends June 16th, 2023
Summary of Terms
Legal Business Name Rule G Brewing Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 1%-2.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
Overview

Rule G Brewing Company currently has assets that have just topped the $500,000 mark. Funds have come from crowdfunding, loans, and personal investments. The buildout has been rapidly progressing toward an anticipated opening to welcome the community in early First Quarter 2023.

Current Debt Schedule Provided

The capital raised through Mainvest comprises a portion of funds raised to date. The company has committed, to date, over $425K into its buildout and preparations to begin operations. The company plans to begin operations in early February, 2023.

Historical Milestones

Rule G Brewing Company, LLC (Company) has been incorporated since and has since achieved the following milestones:

Secured a location in Coconut Creek, FL, in a well-trafficked and successful plaza that is anchored by a Publix supermarket and various other restaurants and businesses

Procured a 4x10 barrel brewing system from SmartBrew, Inc. The system is state of the art, self contained, and as of November 2022, halfway paid off

Secured the services of Jonathon Baker, PA, as its corporate attorney. Through Mr. Baker, the Company has secured its necessary licensing to begin operations as a microbrewery-restaurant

Secured the services of DBuiltek, Inc. as the Project Manager for design, procurement and buildout. Dbuiltek is a prominent Miami, FL firm that has a proven portfolio of restaurant and commercial construction

Secured all necessary insurance policies through Plastridge Insurance

Secured a contract with POS provider Touch Bistro

Secured a contract with Comcast/Xfinity for internet and TV services

Recruited and retained a core staff team, including brewing manager, operations manager, and HR/PR/Social Media manager

Operations are planned to begin with a soft opening in early February, 2023.

Demographics and Location

Rule G Brewing Company will be the first microbrewery restaurant in Coconut Creek, FL...a community in northwestern Broward County. In 2020, Coconut Creek FL had a population of 57,800 people and a median household income of $62,000. The rate of home ownership was 65.1%. The median age was 41 years.

Less than a mile away is neighboring Parkland FL. In 2018, Parkland had a population of 30,500, with a median age of 40.3, and a median household income of $146,094. The area has a home ownership rate of 84.2%; the average home owns 2 cars.

Currently there are no microbreweries in the Coconut Creek area, and a potential location has been identified in the Riverstone Shoppes on US 441, just north of Hillsboro Boulevard. The area adjoins the city of Parkland and is heavily trafficked. Westcreek Plaza hosts a Publix Supermarket, Duffy's Sports Bar, Rotelli Italian restaurant, a Caribbean restaurant, a veterinarian, an optometrist, a preschool, a ladies' apparel shop, and a Dunkin Donuts. There is also a CVS store within the parking lot.

Coconut Creek, and Westcreek Plaza in particular, is an optimal location for a microbrewery restaurant. Rule G Brewing will offer a novel, fun and family-friendly alternative for the local community and tourists alike.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rule G Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rule G Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Rule G Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Rule G Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Rule G Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rule G Brewing's management or vote on and/or influence any managerial decisions regarding Rule G Brewing. Furthermore, if the founders or other key personnel of Rule G Brewing were to leave Rule G Brewing or become unable to work, Rule G Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rule G Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rule G Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rule G Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rule G Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Rule G Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Rule G Brewing's financial performance or ability to continue to operate. In the event Rule G Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Rule G Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Rule G Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Rule G Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rule G Brewing will carry some insurance, Rule G Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rule G Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rule G Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rule G Brewing's management will coincide: you both want Rule G Brewing to be as successful as

possible. However, your interests might be in conflict in other important areas, including these: You might want Rule G Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Rule G Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Rule G Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rule G Brewing or management), which is responsible for monitoring Rule G Brewing's compliance with the law. Rule G Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rule G Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rule G Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rule G Brewing, and the revenue of Rule G Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rule G Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Rule G Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Michael F. St Francis, WI 21 days ago

Thank you for the construction updates. Top tier, keep it up. Investors need affirmation and data to yield success.

Reply
Ralph R. 21 days ago Rule G Brewing Company Entrepreneur

You are so very welcome! We will continue updating as things progress, as we make these milestones. Thank you for the input, Michael, and your continued support!

Reply
Thomas R. New Britain, CT about 1 month ago

Ralph, Happy to see the progress you are making. Good things take time. Just need to say you are one of the best at keeping investors informed. Pictures are worth a lot too since we can't be there... yet anyway! So thank you for all the updates.

Reply
Ralph R. Parkland, FL about 1 month ago Rule G Brewing Company Entrepreneur

Thanks again for your support Thomas! We are very close to the goal line of TCO and beginning operations. Much appreciated!

Reply
Carric P. Chicago, IL 2 months ago

very nice

Ralph R. 2 months ago Rule G Brewing Company Entrepreneur

Thank you and your support.

Fred S. Key West, FL 2 months ago

Best of luck in your adventure. Railroad theme has to be a winner

Ralph R. 2 months ago Rule G Brewing Company Entrepreneur

Fred, we don't know what to say. Your generous support, like those of our other wonderful investors, is making it possible for us to reach our goal to be able to start up on professional footing. Thank you. We'll let you know when the grand opening is! Best to you.

Benjamin W. Chesapeake, VA 2 months ago

I invested because I enjoy beer!

Ralph R. 2 months ago Rule G Brewing Company Entrepreneur

Look at what we have in common!! Hahaha Thank you so much for your investment. We greatly appreciate your support!

Ryan S. Margate, FL 2 months ago

Happy to support a local business - cool theme, strategic vision, and beer. What could be better?

Ralph R. 2 months ago Rule G Brewing Company Entrepreneur

Us opening and serving you soon :-) Thank you so much for your support and recognizing our efforts! We look forward to meeting you!

Jeff J. Mooresville, NC 2 months ago

I invested because. I love that they are a restaurant too I'm also impressed with the railroad theme. From a family that knows about that.

Ralph R. 2 months ago Rule G Brewing Company Entrepreneur

Thank you, Jeff! Are you a railroader? Would love to serve you and your family if you take the trek the down when we open. Thank you for your support!

Bradley S. Delray Beach, FL 2 months ago

Hey my name is Brad and I have a restaurant equipment store in Pompano called Restaurant City. Please reach out if I can help with the vector oven or any other equipment/supply needs. I'm also a brewery owner (3 in Michigan) and South Florida craft beer lover. brad@restaurantcity.com

Ralph R. 2 months ago Rule G Brewing Company Entrepreneur

Hey thanks, Bradley!! We appreciate that. We'll let you know! Appreciate your support.

Ralph R. 2 months ago Rule G Brewing Company Entrepreneur

Hey thank you so much, Bradley! We appreciate you reaching out. We'll let our Operations Mgr know to connect with you. Thank you for your support!

Tamaria L. Springfield, OH 2 months ago

Glad to be a part of the journey!

Ralph R. 2 months ago Rule G Brewing Company Entrepreneur

We are so very happy to have you along! Thank you so much for coming aboard and your investment!

GTS Capital Holdings I. Jupiter, FL 3 months ago

Impressed with the business plan.

Ralph R. 2 months ago Rule G Brewing Company Entrepreneur

Thank you so very much! We are striving to be strategic and forward thinking for success. Thank you again for your support of us. It's greatly apprciated! Ralph & Crew

Chad A. Florahome, FL 3 months ago

Best of luck...can't wait to check you out soon!

Ralph R. 2 months ago Rule G Brewing Company Entrepreneur

Thank you for your kind words and your investment! We look forward to having you enjoy our establishment. Best, Ralph

John M. Quinton, VA 3 months ago

I love the updates

Ralph R. Parkland, FL 3 months ago Rule G Brewing Company Entrepreneur

Thanks again John! We appreciate your support!!

Mark D. Boca Raton, FL 3 months ago

Cant wait for the soft opening. Excited for you guys!

Ralph R. 3 months ago Rule G Brewing Company Entrepreneur

Thank you for your continued support and generous investment! Just received some brewing equipment today. Will post more about it. Best Regards, Ralph

Mark R. Coopersville, MI 3 months ago

I invested because I like beer and profits!! 🍺

Ralph R. 3 months ago Rule G Brewing Company Entrepreneur

And not necessarily in that order, correct? :-D We like your style, Mark, and we LOVE beer and revenue for YOU and for us. Sounds like we're a good match, eh? Ralph

John H. O Brien, FL 3 months ago

Liked what I've read so far in your updates so decided to invest in a Fla small business.

Ralph R. Parkland, FL 3 months ago Rule G Brewing Company Entrepreneur

Thanks so much John! We hope to see you at our opening! Much appreciated.

Steven S. North Chesterfield, VA 3 months ago

I invested because i am looking to support small business and build a network.

Ralph R. 3 months ago Rule G Brewing Company Entrepreneur

We cannot begin to express our sincerest thanks to you for your trust .

Ralph R. 3 months ago Rule G Brewing Company Entrepreneur

We look forward to serving you soon!!

Tanay K. Phoenix, AZ 3 months ago

Hola, question - when do expect to begin repayment of the revenue sharing notes?

Ralph R. Parkland, FL 3 months ago Rule G Brewing Company Entrepreneur

Hello Tanay, and thank you for your interest in Rule G! Mainvest is set up to receive monthly payments from Rule G once we are up and running. Mainvest then pays the investor over time, until the entire investment amount plus return is repaid. This is over the 5 year team of the investment. Please let me know if you have further questions, thanks and Happy New Year! Ralph and Crew

Daniel T. Bloomfield Hills, MI 3 months ago

The profile says 2026, which would be just under 4 year investment

Ralph R. Parkland, FL 3 months ago Rule G Brewing Company Entrepreneur

Hi Daniel, I am checking with Mainvest, this should be over 5 years. Frankly, I want to rock Coconut Creek and get everybody paid back quickly! Will follow up. Thanks! Ralph

Ralph R. Parkland, FL 3 months ago Rule G Brewing Company Entrepreneur

Back again...12/31/26 is correct according to Mainvest...that lines it up with our previous campaigns. This works out for you and the other investors in this round! Thanks again Daniel

Martin S. Coral Springs, FL 3 months ago

Everyone is expecting the standard lineup. A lager or two, maybe a pilsner, a few of the currently popular IPAs, stouts, porters, sours, fruit beers, etc. Nothing wrong with that, especially if they're good tasting beers. But I'd suggest also keeping an "unexpected" brew on tap. A Dark Mild, an English Brown, an ESB, a Black Lager, an American Brown, a straight up West Coast IPA, a Blonde Coffee Stout, maybe some classic beers from the 19th century. Roll them through on a rotating basis. Keep them at no more than 10 gallons - maybe even only 5.

Ralph R. Parkland, FL 3 months ago Rule G Brewing Company Entrepreneur

Hi Martin! Thanks for the suggestions; I will forward them on to Rex. We plan to have a variety of beers; Rex and Cameron will keep them coming. We also plan to have a mug club as well as loyalty points. Thanks again for your suggestions; see you at Rule G!

BENJAMIN C. Georgetown, TX 3 months ago

Good luck!

Ralph R. 3 months ago Rule G Brewing Company Entrepreneur

Thank you so much for your investment and support. We really appreciate you! Ralph & Team

Zachary M. Twin Falls, ID 3 months ago

Beer has been a good investment for me on MainVest so glad we can help each other. As a psychiatrist, it is nice to see some mental health providers as small business owners.

Ralph R. Parkland, FL 3 months ago Rule G Brewing Company Entrepreneur

Thanks so much Dr. Zach! I keep active in the 'field' by teaching, but am having too much fun playing trains. I figured I would add another of my favorite pastimes to the list...beer! Thanks so much for your kindness and we hope to see you at Rule G! Ralph

Alexander P. Concord, NC 3 months ago

Good luck guys, I believe in you!

Ralph R. 3 months ago Rule G Brewing Company Entrepreneur

Thank you so much! You have no idea how much that means. We feel confident about this endeavor. We also want to contribute positively to the community we will serve. Sincerest Regards, Ralph

Javier A. Cedar Park, TX 3 months ago

Kudos to you! Go out and kill it!

Ralph R. 3 months ago Rule G Brewing Company Entrepreneur

Javier...wow ... Thank you so very much for your investment and your belief in this endeavor. We're moving along thanks to wonderful investors like you! Best Regards and Humble Gratitude to you, Ralph

John M. Quinton, VA 4 months ago

Good luck see you in April

Ralph R. 4 months ago Rule G Brewing Company Entrepreneur

Thank you so very much, John, for your generous investment and support. We look forward to seeing you! Respectfully, Ralph

Timothy C. Cornelius, NC 4 months ago

Good Luck All!

Ralph R. 4 months ago Rule G Brewing Company Entrepreneur

Timothy, thank you so very much for your generous investment. It's exciting to see your interest in small business, especially craft breweries. We're honored. Ralph

Scott K. Oakland Park, FL 4 months ago

Great opportunity to invest in a local entrepreneur!

Ralph R. Parkland, FL 4 months ago Rule G Brewing Company Entrepreneur

Thanks Scott!!! Much appreciated!!!! See you at the opening!!! Ralph and crew

Timothy C. Cornelius, NC 4 months ago

Is this related to Rule G by Track 7 Brewing Company?

Ralph R. Parkland, FL 4 months ago Rule G Brewing Company Entrepreneur

Hello Timothy! The only relation is the name...."Rule G" is one of beers made by Track 7 Brewing (Sacramento, CA). I haven't spoke with those guys yet, but I bet they are either railroaders or railfans! Rule G is the railroad rule that prohibits being intoxicated while working! Thanks, Ralph

Jonathan D. Miramar, FL 4 months ago

Ralph ... Being in the same plaza as Duffy, how do you plan compete for similar customers. What would be a reason a customer would choose Rule G instead Duffy. Are you anticipating a different segment of the market. In the end both will serve beer. Thanks

Ralph R. Parkland, FL 4 months ago Rule G Brewing Company Entrepreneur

Hi Jonathan! Great question. We plan to be another choice for the local community. Duffy's is an awesome establishment; I go there often enough and they provide a consistently good experience. We will provide service that Duffy's will not, including live music, events, a unique ambiance and menu, and of course craft beer brewed on site. WestCreek Plaza is an excellent venue for our brewery. It is well-trafficked and has Publix as an anchor on the other side of the plaza. The median age of our patrons is expected to be 40, and we are aiming at the Coconut Creek, Parkland, Deerfield, Boca, Margate and Coral Springs markets. This is the only such establishment in Coconut Creek. I live a mile away in Parkland. The area is in need for a place like Rule G. I hope that answers your question; thanks for your interest in Rule G!

Jonathan D. Miramar, FL 4 months ago

Thanks... I wish you success and hope to visit once open.. Good Luck

Ralph R. Parkland, FL 4 months ago Rule G Brewing Company Entrepreneur

Thanks so much Jonathan! Thanks also for your investment! Ralph

LON I. Cheshire, CT 4 months ago

when will you open

Ralph R. Parkland, FL 4 months ago Rule G Brewing Company Entrepreneur

Hello Lon, we hope to have a soft opening in February to test everything, then on with the show! Our brewing equipment arrives in January. Thanks! Ralph

Stephen W. Breckenridge, CO 4 months ago

All aboard the Rule G Brewing Co. express!

Ralph R. 4 months ago Rule G Brewing Company Entrepreneur

Thank you so much for your support & enthusiam

Ralph R. Parkland, FL 4 months ago Rule G Brewing Company Entrepreneur

Thanks so much Rick!!

Mark D. Boca Raton, FL 7 months ago

Has there been anyvrecent updates?

Ralph R. Parkland, FL 7 months ago Rule G Brewing Company Entrepreneur

Hello Mark! I am posting a new one today. Thanks! Ralph

Ralph R. Parkland, FL 11 months ago Rule G Brewing Company Entrepreneur

Thanks to Craig S. and Thomas R. for their investments! Thomas is a repeat investor! Thanks to all of our investors, and to those of you who invested during this last round. Onward! Stay tuned, Ralph

Ralph R. Parkland, FL 11 months ago Rule G Brewing Company Entrepreneur

Another fond thank you to GTS Capital Holdings for their ADDITIONAL INVESTMENT! Yaaa hooooo! Thanks! Ralph

Ralph R. Parkland, FL 11 months ago Rule G Brewing Company Entrepreneur

Thanks to Gerald R. for his investment! Much appreciated! Ralph

Ralph R. Parkland, FL 11 months ago Rule G Brewing Company Entrepreneur

Thanks to Samantha M! We appreciate your investment! Ralph

Samantha M. Syosset, NY 11 months ago

I invested because I spent many happy vacations in Coconut Creek. Also love O gauge trains! Good luck!

Ralph R. Parkland, FL 11 months ago Rule G Brewing Company Entrepreneur

Thanks so much Samantha! We will have a cold brew waiting for you, and a bunch of trains to see, when you visit! Thanks so much!

Samantha M. Syosset, NY 11 months ago

Wishing you all the best!

Ralph R. Parkland, FL 11 months ago Rule G Brewing Company Entrepreneur

Thanks Aron R! Your investment if greatly appreciated!!! Ralph

Ralph R. Parkland, FL 11 months ago Rule G Brewing Company Entrepreneur

Wow! A special tip of the hat to Kabir B. for your investment! All aboard Rule G! Thanks! Ralph

Ralph R. Parkland, FL 11 months ago Rule G Brewing Company Entrepreneur

Thanks Nicholas S. for joining the Rule G Team! Much appreciated! Ralph

Ralph R. Parkland, FL 11 months ago Rule G Brewing Company Entrepreneur

Thanks again to Thomas R. for a SECOND INVESTMENT! Much appreciated sir!

Thomas R. New Britain, CT 11 months ago

Ralph I invested last round and looking to again. Just wondering who is making the beer? Is it you and family or hiring out for the brewing? Thank you.

Ralph R. Parkland, FL 11 months ago Rule G Brewing Company Entrepreneur

Hello Thomas! It will be made by my Brewing Manager, Rex Reed. All done in-house! Thanks again for your investment! Ralph

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Hats off to Travis S for his investment! Greatly appreciated! Ralph

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Thanks so much to George H. for his investment in Rule G! Great to have you aboard! Ralph

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Special thanks to Will S. for his investment! Much appreciated!!! Ralph

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Tip of the cap to Christene T.! Thanks so much for investing in Rule G! Awesome! Ralph

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Thanks to Andriy B. for investing in Rule G! Much appreciated!!!!! Ralph

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Hat's off to Joshua K. for his investment! Thank you so much!!!! Ralph

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Thanks Mark D! Much appreciated! See you at Rule G for a cold one! Ralph

Mark D. Boca Raton, FL 12 months ago

I invested because excited to help a small business down the street and share a beer to your success!

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Thanks Mark! We will see you at Rule G soon!

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Thanks so much Ron M! Great to have you on the Beer Train! Ralph

Ron M. Mooresville, NC 12 months ago

I invested because beer

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Thanks Ron!

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Thanks to GTS Capital Holdings for putting us over the top! Yaaahooo! Thanks so much! Ralph

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Thanks Michael M. for investing in Rule G! All aboard! Much appreciated! Ralph

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Thanks to Dennis V. for his investment! Much appreciated! Ralph

Ralph R. Parkland, FL 12 months ago Rule G Brewing Company Entrepreneur

Welcome to the Rule G crew George H. and Greg S.! Much appreciated! We are only 1,000 away from our goal! Thanks so much!! Ralph

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Company Entrepreneur

Tip of the hat to Sebastian E. for his investment! See you at Rule G!

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Company Entrepreneur

Kudos to Marc S. for his investment! All Aboard!!

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Company Entrepreneur

Welcome to Keith C.! Thanks for joining the Rule G Team! Much appreciated!

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Company Entrepreneur

Thanks to Norman A. for his investment! Much appreciated!

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Company Entrepreneur

Thanks to Timothy C. for his investment! Welcome Aboard!

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Company Entrepreneur

Thanks to new investers Bria and Fei Fei! Welcome aboard Rule G! Ralph

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Company Entrepreneur

Thanks to Andrew M, who just invested! Welcome to the crew! Ralph

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Company Entrepreneur

Welcome to the latest investors: Jonathan, Eileen, Lu Peng, Steven and Andrew! Thanks so much! Ralph

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Company Entrepreneur

Thanks to Kenneth Rudominer for his investment! Much appreciated Kenneth! Ralph

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Company Entrepreneur

Thanks to Thomas Hanft for his investment! Welcome aboard!

Martin S. Coral Springs, FL about 1 year ago

You should update the location in the description. Rule G will be in Coconut Creek, not Parkland. Significant distinction.

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Company Entrepreneur

Thanks Martin! We're making the necessary changes to the site. Originally we were going to be in Parkland and that is indeed where our mailing address is. Welcome aboard! Much appreciate it

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Hats off to my old friends Greg Lazar and Frank Minni for bumping up their investments! One hour to go! Ralph and Veronica

Gregory L. Irwin, PA almost 2 years ago

added a little more to bring your total to an even $45,000

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Greg! Much appreciated!!!!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Special thanks to my dear friend Adrienne Geis for her investment! Cheers A! Ralph and Vero

Adrienne G. Alexandria, VA almost 2 years ago

Good Luck Ralph and Veronica! I know this has been a dream of yours for many years. Hope to stop by if I'm ever down there!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Adrienne! We will keep a cold one ready for you. Thanks so much for your support!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks to my old friend Tim Rafferty, and to Thomas Ronalter, for their investments! Only a day to go folks... Thanks Ralph and Veronica

Timothy R. Jeannette, PA almost 2 years ago

Good Luck Ralph and Veronica! If I'm not able to make it to the Grand Opening, please send photos. Tim R

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Tim! We appreciate it!!!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks to Ron and Russell for their investments! Welcome aboard!! Ralph and Vero

Russell B. Pompano Beach, FL almost 2 years ago

Welcome to the neighborhood!!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks Russell! Much appreciated! Looking forward to meeting you at Rule G!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks very much Ron Maurice for your investment! Welcome aboard! Ralph and Veronica

Adam H. almost 2 years ago

I am interested, however would we have an opportunity to sample your beers before investing?

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Hi Adam! Our equipment will not be here until September. We plan a soft opening once we start brewing, then a grand opening sometime in October. We currently have no beer available for tasting. Thanks and stay tuned; hope you remain interested! Ralph and Veronica

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Welcome aboard, Cody! Thanks! R and V

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

And another shout out to Michael Jones for his investment! Thank you sir! V and R

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

A hearty Welcome Aboard to Aaron, Kabir, and my kids' mom Sheila! Thanks so much for your investments! Also a big thank you to my brother Bob, and to Scott Kenner, who have increased their investment amounts. Awesome! There is just under two weeks to go; after that, we are closing the campaign...and on to the build out of Rule G Brewing! Thanks to all, more to come, Veronica and Ralph

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

OMG, a special thank you to our niece Katie Ingram for her investment! Thanks so much KT!

Rob D. Boca Raton, FL almost 2 years ago

I invested because I want more local breweries nearby - to compete with each other to serve great beer - and to each thrive.

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much for your investment Rob! Much appreciated! :)

Rob D. Boca Raton, FL almost 2 years ago

I'm looking forward to some tasty brews!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Absolutely!

Geraldine T. Coconut Creek, FL almost 2 years ago

Just invested as I believe the area needs this industry. Other breweries are 10+ miles away, too far to go & have a few. Here I might be able to even walk home. :) Looking forward to grand opening & your brews!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Geraldine! Looking forward to meeting you in person! Ralph and Veronica! :)

Prince and Melissa D. Coral Springs, FL almost 2 years ago

Also, as an early investor, can I get any perks when I come in to the Brewery ... :-)

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Absolutely Prince and Melissa! We will take good care of you! Ralph and Vero :)

Prince and Melissa D. Coral Springs, FL almost 2 years ago

I invested because I believe that the Parkland community would strongly support a local brewery, I believe in small businesses with founders who have passion for their craft and I want some place closer to home to go to, to enjoy craft beer with my friends.

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Melissa and Prince! We agree that Parkland is an "untapped"...pun intended...area. We live here, and know that we need a place for folks to come to. Thanks again! Ralph and Veronica

Rick M. almost 2 years ago

I'm interested in this project but wanted to ask first about the Financials forecast. You have Rent Expense at $216 for Year 1, $221 for Year 2, etc... Why so low? Tax break or do you own the property? Thanks!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Hi Rick, Thanks for your interest! We are paid up through November 1, thanks to a landlord that gave us time to build out. Rent will be $5000 per month; the figure you see here was from the original business plan that Mainvest downloaded. Also, I built salaries into these figures originally, but will not be taking salaries until things get moving. Thanks again, Ralph

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

An now, introducing.... Cameron Rapa, my son, and our latest investor! Cameron will be working with our brewing manager, Rex Reed, learning the brewing craft. Thanks for the investment buddy! Ralph (Dad)

Mike F. Pittsburgh, PA almost 2 years ago

Congratulations to Ralph and Vero in their newest endeavor. I'm excited for the both of you and would love to make your grand opening! Investing with Ralph and Vero was a very easy decision to make. They have 100% of my support!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Mike! Hope you can make the Grand Opening!!

Barry H. Parkland, FL almost 2 years ago

I invested because I am huge fan of craft beer, small business, and my Parkland community. This investment allowed me to be part of all three!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Barry! Welcome aboard!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Paul and Kathy!! You guys are great! Hope to see you soon, either in Helen GA first, or at our opening! Thanks again! Veronica and Ralph

Paul M. Woodstock, GA almost 2 years ago

To our friend's Cheers! We are so excited to celebrate and have a beer with you both. Paul and Kathy your Georgia friends/family.

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Kathy and Paul! We miss you guys and hope to see you soon! Your FL family!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Irwin! You and Doreen are the best! Looking forward to our first beer together on opening night...we already booked Random People! Thanks again so much! Veronica and Ralph

Irwin I. Pembroke Pines, FL almost 2 years ago

Great opportunity to invest in friends that we believe in. Good luck wealth and Veronica.

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Irwin! We greatly appreciate this!

Shaun L. Parkland, FL almost 2 years ago

I invested because my engineer buddy vouched and brewery tap room makes sense.

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks Shaun!! Very much appreciated!! Stay tuned for updates!! Ralph and Veronica

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks Michela! Welcome aboard!

Samuel W. Ligonier, PA almost 2 years ago

I invested because this old railroader and former lax goalie knows his beer!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Coach! Much appreciated

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Thanks to our dear friends Dali and Jim Gould! Onward!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Hats off to my old friends Kim and Dr. Dan Marston! Much appreciated! Cheers! Ralph

Jay G. almost 2 years ago

Where are you putting the Brewery in Parkland? Im a local...Im interested!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Hello Jay! It will be located at 7391 N. State Road 7, where the Parkland Int'l Music Academy was. They moved to a bigger spot in Riverstone Shoppes.

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Glad to hear you are interested! The wife and I will be at the Parkland Farmers' Market on April 25 to meet and greet, and spread the word. We sign our lease for the building tomorrow, and will wrap up the brewing equipment order this week. We hope to fully open in October.

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Hello Jay! Just touching base; our fund raising campaign is still going on if you are interested! We are looking to do our build out in late-June to July. Thanks, Ralph and Veronica

Scott K. Oakland Park, FL about 2 years ago

Let's get brewing!

Ralph R. Parkland, FL about 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Scott! Much appreciated! Here we go!

Annette S. Margate, FL about 2 years ago

We arr excited for you both. We are truly blessed to have met you both. Our lives have been enriched with your kindness. Glad to help you succeed with your dreams. Sending many blessed to help you achieve you goal. Cheers

Ralph R. Parkland, FL about 2 years ago Rule G Brewing Company Entrepreneur

OMG Annette and Tyler!!! Vero and I appreciate this so very much!!! Can't wait until we open!

Noreen P. Miramar, FL about 2 years ago

I invested because I believe that a railroad centered brewery will be a phenomenal hit. Also, I personally know Ralph as a colleague and friend. He has the leadership and expertise to pull this off.

Ralph R. Parkland, FL about 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Noreen! Vero and I appreciate your confidence and friendship!

Robert R. Irwin, PA about 2 years ago

This is Ralph's brother Bob, joining the team!

Ralph R. Parkland, FL about 2 years ago Rule G Brewing Company Entrepreneur

Thanks bro!

Ralph R. Parkland, FL about 2 years ago Rule G Brewing Company Entrepreneur

Greetings all! Just a quick note of thanks to those of you who have invested! We are ahead of schedule for our business plan. Our anticipated opening will be the fall, most likely October...in time for an Oktoberfest, all things remaining equal! Vero and I meet with Parkland's City Council tomorrow (St. Pat's Day), and with the Luck of the Irish, we will settle our permitting and finalize our lease with the property owner. I will be in touch, tell your friends! Ralph

Gregory L. Irwin, PA about 2 years ago

I supported this to support Ralph

Ralph R. Parkland, FL about 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much Greg!!

John M. Quinton, VA about 2 years ago

#1 and more to come

Ralph R. Parkland, FL about 2 years ago Rule G Brewing Company Entrepreneur

Thanks so much John! Stay tuned!

Ralph R. Parkland, FL almost 2 years ago Rule G Brewing Company Entrepreneur

Hello John! Can you reconfirm your investment with us? We extended our campaign into mid-June, and MAINVEST sent an email to everyone to reconfirm...their rules. Thanks so much! Ralph and Veronica

LON I. Cheshire, CT about 2 years ago

Hello. Is the business doing any sales now. Who will run the business and be there on site? How much money is being invested into the business no data, by yourselves or any other friends/ family

Ralph R. Parkland, FL about 2 years ago Rule G Brewing Company Entrepreneur

Hello Lon! Thanks for your inquiry. I will be on site, as well as my wife and a couple of select family members. We have also recruited an experienced business manager to assist. Total investment is about 250K; we are almost halfway there. Cheers Ralph

LON I. Cheshire, CT about 2 years ago

Hi. Of the $250k how much is your capital. You can give a percentage

Ralph R. Parkland, FL about 2 years ago Rule G Brewing Company Entrepreneur

Hi Lon; forgive the delay, I was traveling on RR business this week. I plan to put up 25-30% myself. I have a lot of railroad buddies and family that are planning to invest as well. Thanks again!

Ralph R. Parkland, FL about 2 years ago Rule G Brewing Company Entrepreneur

Hi Lon, forgive the delay. I am a real railroader and was away on business. I will put up 25-30%

LON I. Cheshire, CT about 2 years ago

Ok i am in

Ralph R. Parkland, FL about 2 years ago Rule G Brewing Company Entrepreneur

Awesome, thanks Lon!!

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